FORM 3	OMB APPROVAL
OMB Number: 3235-0104 Expires: September 30, 1998 Estimated average burden hours per response...0.5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

(Print or Type Response(s)
1. Name and Address of Reporting Person*

Barshefsky	Ambassador Charlene

(Last)	(First)	(Middle)

Wilmer, Cutler & Pickering 2445 M Street, N.W.

(Street)

Washington	DC	20037

(City)	(State)	(Zip)

2. Date of Event Requiring Statement (Month/Day/Year)
10-10-01

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
Starwood Hotels & Resorts Worldwide, Inc.
HOT

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
Director Officer (give title below)		10% Owner Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)

Form Filed by One Reporting Person

Form Filed by More than One Reporting Person

TABLE I — NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

3. Ownership Form:
	2. Amount of Securities	Direct (D) or
1. Title of Security	Beneficially Owned	Indirect (I)	4. Nature of Indirect Beneficial Ownership
(Instr. 4)	(Instr. 4)	(Instr. 5)	(Instr. 5)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction 5(b)(v).

FORM 3 (CONTINUED)

TABLE II — DERIVATIVE SECURITIES BENEFICIALLY OWNED
(e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

3. Title and Amount of Securities
	2. Date Exercisable		Underlying Derivative Security
	and Expiration Date		(Instr. 4)
(Month/Day/Year)
Amount or
1. Title of Derivative	Date	Expiration		Number of
Security (Instr. 4)	Exercisable	Date	Title	Shares

[Additional columns below]

[Continued from above table]

5. Ownership
Form of
Derivative
4. Conversion	Security:	6. Nature of
or Exercise	Direct	Indirect
Price of	(D) or	Beneficial
Derivative	Indirect (I)	Ownership
Security	(Instr. 5)	(Instr. 5)

Explanation of Responses:

/s/ Charlene Barshefsky

**Charlene Barshefsky

Signature of Reporting Person(1)	10/18/01
Date

      **  Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

(Print or Type Responses)